UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Aronkasei Kabushiki Kaisha

(Names of Subject Companies)

Aronkasei Co., Ltd. Inc.

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Toagosei Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Hiromi Eguchi

14-1, Nishi-Shimbashi 1-chome

Minato-ku

Tokyo 105-8419

Japan

(81-3) 3597-7271

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Izumi Akai

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku

Tokyo

(81-3) 3213-6140

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	English translation of the “Notice Regarding Conversion of Aronkasei Co., Ltd. into a Wholly Owned Subsidiary of Toagosei Co., Ltd. through the Share Exchange”, dated February 10, 2011.

2	English translation of the “Notice of Decision Regarding Acquisition of Treasury Shares (Acquisition of treasury shares in accordance with Articles of Incorporation pursuant to the provision of Article 165, Paragraph 2 of the Companies Act)”, dated February 10, 2011.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the “Notice Regarding Conversion of Aronkasei Co., Ltd. into a Wholly Owned Subsidiary of Toagosei Co., Ltd. through the Share Exchange” and the “Notice of Decision Regarding Acquisition of Treasury Shares (Acquisition of treasury shares in accordance with Articles of Incorporation pursuant to the provision of Article 165, Paragraph 2 of the Companies Act)”, included herein as Exhibit 1 and Exhibit 2, respectively.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Toagosei Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Toagosei Co., Ltd.

By	/s/ Yoshitaka Suzuki
	Name:	Yoshitaka Suzuki
	Title:	General Manager Investor Relations & Public Relations Section

Date: February 10, 2011